CHINA STATIONERY AND OFFICE SUPPLY, INC.
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province, P.R. China 315611

                      March 20, 2008

Via EDGAR
Joshua Thomas
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:        China Stationery and Office Supply, Inc.
Item 4.01 Form 8-K filed March 11, 2008
Form 10-KSB for the Fiscal Year Ended December 31, 2006
File No. 000-49819

Dear Mr. Thomas:

I am writing in response to your letter to the undersigned dated March 14, 2008.  The Staff’s comments are set forth below, followed by our responses.

Form 8-K filed March 11, 2008

1.  Please expand your disclosure to disclose whether the auditor’s report on your financial statements for either of the past two years was modified as to uncertainty, audit scope, or accounting principles; and, if so, describe the nature of each modification.  Refer to Item 304(a)(ii) for additional guidance.

1. We are today filing Amendment No. 1 to the 8-K. It contains the expanded disclosure requested in the Staff’s comment.

2. Please obtain and furnish an Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

2.	As requested, an Exhibit 16 letter is being filed with the amended 8-K.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

3.   We note that the report of your independent public accounting firm covers only the year ended December 31, 2006.  Please revise your filing to include a report covering each of the periods presented in your filing as required by Item 310(a) of Regulation S-B.

3. We are today filing Amendment No. 1 to the 2006 Form 10-KSB. It includes a corrected report of the independent accountant, complying with Item 310(a).

Acknowledgement

The undersigned, as Chief Executive Officer of China Stationery and Office Supply, Inc., hereby acknowledges that:

-	China Stationery and Office Supply, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

-	China Stationery and Office Supply, Inc. may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Chenghui

Wei Chenghui
Chief Executive Officer